May 17, 2017

VIA EDGAR

Lisa N. Larkin
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:

GranitShares ETF Trust
Registration Statement on Form N-1A (Amendment No. 3)
File No. 333-214796; 811-23214

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GraniteShares ETF Trust (the “Registrant”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-1A (Amendment No. 3), so that it may become effective by the Securities and Exchange Commission on May 17, 2017, at 4:30 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

Please confirm effectiveness by advising our counsel, Tom Conner of Reed Smith LLP, at (202) 414-9208.

Very truly yours,

GraniteShares ETF Trust

William Rhind

President